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                                                                     EXHIBIT E-2

                               WILLIAM M. DEARMAN
                                 CARL E. WARDEN
                                 43 STILL FOREST
                              HOUSTON, TEXAS 77024


                                 March 23, 2001

Board of Directors
US Liquids Inc.
411 N. Sam Houston Parkway East
Suite 400
Houston, TX  77060-3545

Gentlemen:

As indicated in our Schedule 13-D, which was filed with the SEC on March 23, 2001, we currently represent more than 7.6% of the voting power of US Liquids' outstanding common stock.

We are writing to you to express our deep concern regarding the lack of leadership at the senior executive level in the Company and the inability of your senior executives to execute the Company's strategic plan which we support. The Company has lost credibility with employees, shareholders and the investment community generally by failing to meet the Company's announced earnings' objectives for the last six successive quarterly periods and by incurring several "one-time charges" during that period. Stockholders have lost more than $250 million in the market value of their investment in the Company during the last six quarters. We strongly believe that the Board of Directors must hold the entire senior management team accountable for this loss.

We believe that the Board of Directors should immediately replace the existing Chief Executive Officer and Chief Financial Officer with persons who possess the requisite leadership skills to execute the Company's strategic plan. By doing so, the Board will take a significant first step in restoring both employee morale and investor confidence. We have identified a new, experienced senior management team which possesses the requisite leadership skills and which is prepared to meet with you immediately to negotiate mutually acceptable terms of employment.

We trust that the Board of Directors will implement our suggestion promptly.

                                                     Sincerely,

                                                     /s/ William M. DeArman
                                                     ---------------------------
                                                     William M. DeArman


                                                     /s/ Carl E. Warden
                                                     ---------------------------
                                                     Carl E. Warden



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